UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: AngloGold Ashanti plc Announces Appointment of Non-Executive Director

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100

NEWS RELEASE

ANGLOGOLD ASHANTI PLC ANNOUNCES APPOINTMENT OF NON-EXECUTIVE DIRECTOR

AngloGold Ashanti plc (the "Company") (NYSE: AU; JSE: ANG) is pleased to announce the appointment of Paul Graves as an independent non-executive director of the Company with effect from 1 October 2026. Mr. Graves will serve as a member of the Audit and Risk Committee and the Social, Ethics and Sustainability Committee.

Mr. Graves has over 30 years of experience in global natural resources, finance, and public company leadership. Most recently, he served as Chief Executive of Rio Tinto Lithium, following Rio Tinto's acquisition of Arcadium Lithium, where he was President and CEO. He previously led Livent Corporation as President and CEO and served as Executive Vice President and Chief Financial Officer of FMC Corporation from 2012 to 2018. Earlier in his career, Mr. Graves spent 12 years in investment banking at Goldman Sachs, where he was a Partner and served as Head of Natural Resources Asia and Global Head of Chemical Investment Banking. Currently, Mr. Graves serves on the Board of Directors of Charles River Laboratories International Inc., where he chairs the Strategic Planning and Capital Allocation Committee and is a member of the Audit Committee.

"Paul brings to the Board a rare combination of international executive leadership, deep financial discipline and decades of experience across commodities and natural resources," said AngloGold Ashanti plc Chair, Jochen Tilk. "His skill set and impressive track record will bring exceptional value to AngloGold Ashanti as we continue to execute on our long-term strategy."

ENDS

London, Denver, Johannesburg
25 September 2026
JSE Sponsor: The Standard Bank of South Africa

CONTACTS

Media

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@aga.gold
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9425 4603 / +61 400 072 199    amaxey@aga.gold
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@aga.gold

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 25 September 2026

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary